Exhibit 99.1

Volvo: Renault Trucks Launches New Versions of Renault Midlum and Renault Premium D

STOCKHOLM, Sweden--(BUSINESS WIRE)--May 9, 2006--AB Volvo's subsidiary Renault Trucks has launched new versions of the Renault Midlum and Renault Premium Distribution targeted for distribution applications. Among other features, the new vehicles are equipped with a totally new cab, new chassis and new driveline.

The new generation of the Renault Midlum and Renault Premium Distribution trucks is part of an extensive program of product renewal that Renault Trucks has been pursuing in recent years. The new versions are adapted for all needs in city transport and regional distribution.

Renault Trucks has placed heavy emphasis in reducing fuel consumption and the new trucks are equipped with the new 5- and 7-liter (Renault Midlum) and 7- and 11-liter (Renault Premium Distribution) engines. The new generation of engines is lighter and more compact and meets the Euro 4 emissions standards that become effective October 1, 2006. Certain models are also prepared for the Euro 5 standard, which becomes effective in 2009.

Other new features include the Optidriver+ automatic gearbox for the Renault Premium Distribution, which it is estimated will provide for about 3% lower fuel consumption compared with a manual gearbox and longer service intervals, resulting in lower maintenance costs.

May 9, 2006

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 82,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual  sales of the Volvo Group amount to more than 20 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm and on NASDAQ in the US.

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CONTACT:   AB Volvo
        Marten Wikforss, +46 31 66 11 27
        or
        Renault Trucks
        Bernard Lancelot, +33 4 72 96 58 89 or +33 664 40 40 47